UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

299096107

(CUSIP Number of Class of Securities)

Jonathan A. Shaw

Chief Executive Officer

770 Komas Drive

Salt Lake City, Utah 84108

(801) 588-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Jeffrey M. Jones

Kevin R. Pinegar

Durham Jones & Pinegar, P.C.

111 South Main Street, Suite 2400

Salt Lake City, Utah 84111

(801) 415-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 27, 2020. The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on February 27, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.20 per share (the “Shares”) at a price of $1.19 per share (the “Offer Price”), to be paid net to the seller in cash, without interest thereon and subject to any applicable withholding for taxes, on the terms and subject to the conditions specified in the Offer to Purchase dated February 27, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

i

Item 4.  The Solicitation or Recommendation.

Item 4. of the Schedule 14D-9 is amended and supplemented as follows:

1.              The first two paragraphs following the caption “Recommendation of the Board” on page 11 of the Schedule 14D-9 are hereby revised and replaced in their entirety as follows:

“At a meeting of the Board held on February 9, 2020, after careful consideration and in consultation with our financial and legal advisors, the Board, among other things unanimously: (i) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the URBCA; (ii) resolved to recommend on behalf of the Company that our shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement; (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any “control share acquisition” or similar restriction set forth in any state takeover law or other applicable law; and (iv) to the extent required by the URBCA, directed that the approval of the Merger Agreement be submitted to the shareholders of the Company.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends on behalf of the Company that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.”

2.              In the discussion following the caption “Background of Offer and Merger,” the twelfth paragraph on page 12 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety as follows:

“On August 16, 2019, Mr. Shaw received a letter dated August 15, 2019, from Mr. Terry containing a non-binding indication of interest (the “Initial Proposal”) proposing potential investment options ranging from a $7.0 million equity investment by Mirasol Capital and its affiliates in two $3.5 million tranches for newly issued preferred stock, convertible to common stock of the Company, to an acquisition by Mirasol Capital of 100% of our issued and outstanding Shares. Prior to receiving the Initial Proposal from Mirasol Capital on August 15, 2019, we were not actively seeking a potential buyer.”

3.              The thirteenth paragraph on page 12 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On August 22, 2019, at a regularly scheduled quarterly Board meeting (the “August 22 Meeting”), the Board considered the Initial Proposal. Among other things, the Board considered the terms of a significant minority convertible preferred investment proposed by Mirasol Capital, including applicable conversion and dividend features, with dividends payable in cash or in kind, anti-dilution protection, pre-emptive rights and other restrictive covenants, as well as proposed board of director representation. In connection with the equity investment, Mirasol Capital also proposed that it be granted exclusive licensing and distribution rights to our technology in markets of interest to Mirasol Capital, with developments and new intellectual property created by Mirasol Capital from the use of our technology to become the property of Mirasol Capital. The Board also considered the alternative proposal of a sale of all of the issued and outstanding Shares of the Company. During the meeting, the Board invited our executive officers to discuss Mirasol Capital’s interest in our dome products, including Mirasol Capital’s active diligence regarding those products, and the several previous meetings and discussions that had taken place between our representatives and management, and representatives of Mirasol Capital. In deciding to reject the alternative convertible preferred minority investment by Mirasol Capital, the Board considered the preferential rights required to be granted to Mirasol Capital, including pre-emptive rights and anti-dilution rights, and the significant dilution that would occur to existing shareholders of the Company under circumstances in which the investment proceeds would be used solely for development of a new and untested line of business in a market that is unrelated to the legacy markets of the Company, and where the technology and intellectual property developed by the exclusive licensee, and significant shareholder, Mirasol Capital, in that new market would be owned exclusively by Mirasol Capital. For these and other reasons, the Board decided to reject the preferred investment alternative contained in the Initial Proposal. Following its consideration of the alternative proposals set forth in the Initial Proposal and its decision to pursue the sale of the Company, the Board appointed a negotiating committee of the Board (the “Negotiating Committee”) to lead the discussions with Mirasol Capital concerning the Initial Proposal, to provide greater flexibility and more easily facilitate communication in examining and pursuing the potential transaction on behalf of the Board and the Company. Members of the Board appointed to the Negotiating Committee were Board Chairman Tim Pierce and director Ned Stringham. The Board also discussed the advisability of engaging a financial advisor to advise the Negotiating Committee and the Board regarding the Initial Proposal, as well as any future offers or potential transactions involving Mirasol Capital or third party alternatives available to us, if any, for the sale of the Company or its assets. The Board determined it would consider several potential financial advisors that had previously assisted us to advise the Board in connection with its consideration of the potential transaction.”

4.              The first paragraph on page 13 of the Schedule 14D-9 is revised and supplemented and replaced in its entirety as follows:

“On August 28, 2019, the Negotiating Committee formally advised Mirasol Capital in writing that the Board, after considering the alternatives proposed by Mirasol Capital, was not interested in pursuing a minority investment in the Company by Mirasol Capital or its affiliates, but that the Board would entertain discussions concerning a potential acquisition of the Company. The letter further advised that, if Mirasol Capital submitted alternative terms, the Board would engage an investment banking firm and other advisors to evaluate such terms. On August 28, 2019, the Negotiating Committee formally advised Mirasol Capital in writing that the Board, after considering the alternatives proposed by Mirasol Capital, was not interested in pursuing a minority investment in the Company by Mirasol Capital or its affiliates, but that the Board would entertain discussions concerning a potential acquisition of the Company. The letter further advised that, if Mirasol Capital submitted alternative terms, the Board would engage an investment banking firm and other advisors to evaluate such terms.”

5.              The second paragraph on page 15 of the Schedule 14D-9 is revised and replaced in its entirety by the following:

“From November 4 and 5, 2019, Mr. Terry and other representatives of Mirasol Capital, accompanied by Messrs. Shaw and Dailey and representatives of Boenning, toured our facilities in Chadds Ford, Pennsylvania.”

6.              The fourth sentence of the sixth paragraph on page 16 of the Schedule 14D-9 is revised and supplemented and replaced in its entirety by the following paragraph:

“The Board then unanimously: (i) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the URBCA; (ii) resolved to recommend on behalf of the Company that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement; (iii) adopted a resolution having the effect of causing the Company not to be subject to any “control share acquisition” or similar restriction set forth in any state takeover law or other applicable law; and (iv) to the extent required by the URBCA, directed that the approval of the Merger Agreement be submitted to the shareholders of the Company.”

7.              The second sentence of the first paragraph under the caption “Reasons for the Board’s Recommendation” at the bottom of page 16 of the Schedule 14D-9 is revised and supplemented and replaced by the following sentence:

“In recommending on behalf of the Company that shareholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors.”

8.              The second sentence of the first paragraph below the caption “Dissenters’ Rights” on page 30 of the Schedule 14D-9 is revised and replaced in its entirety by the following sentence:

“Generally, shareholders of the Company who do not tender their Shares in the Offer and who dissent from the Merger after receiving the notice required by Section 16-10a-1104(5) of the URBCA may be entitled to appraisal of their Shares under Section 16-10a-1330 of the URBCA, provided, that the dissenting shareholder makes proper demand as required by the statute.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2020

Evans & Sutherland Computer Corporation

By:	/s/ JONATHAN SHAW
	Name:	Jonathan Shaw
	Title:	Chief Executive Officer